Exhibit 99.1

Mamma.com Releases Q2 2006 Results

•	Q2 net loss of $1.27 million ($0.09 per share) compared to $2.5 million ($0.20 per share) in Q2 2005

•	Cash and cash equivalents still at $8.4 million

•	Operating activities used cash of $290 thousand, cash and cash equivalents increased by $74 thousand in Q2 2006

•	Q2 revenues of $1.9 million compared to $2.4 million in Q2 2005

Montreal, Canada August 10, 2006 — Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), reported its financial results for the second quarter ended June 30, 2006. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q2 2006 net loss was $1,266,196 ($0.09 per share) compared to a net loss of $2,499,253 ($0.20 per share) for the same period in 2005. Net loss for the six months ended June 30, 2006, was $2,141,279 ($0.15 per share) compared to $3,390,075 ($0.28 per share) for the same period in 2005. Revenues in the second quarter of 2006 were $1,929,251, 20% below the $2,413,194 revenues for the same period in 2005. The decrease of $483,943 was mainly due to a reduction in the graphic advertising revenues of $1,091,612 due to a delay in our graphic revenue pick up compared to the same period in 2005 and a significant shift in our sales strategy; offset by increased revenues in search advertising of $399,927 and software licensing and customized development and maintenance support of $207,742. Revenues for the six months ended June 30, 2006 were $4,138,913, 24% below the $5,414,909 revenues for the same period in 2005. The decrease of $1,275,996 was mainly due to a reduction in the graphic advertising revenues of $2,225,941 offset by increases from other types of revenues: search advertising $493,883, software licensing $196,927 and customized development and maintenance support $259,135.

Loss from continuing operations in Q2 2006 was $1,270,179, compared to $1,375,499 in Q2 2005. Payout costs in Q2 2006 over search and graphic advertising revenues were at 25%, compared with 40% in Q2 2005 mainly due to product mix between search and graphic, where search has an average payout cost lower than graphic, and due to the fact that for most of Copernic search revenues no payouts are incurred. General and administration expenses decreased by $698,649 mainly due to a reduction of professional fees related to the purported securities class action lawsuits and SEC investigation. Product development and technical support increased by $293,510 in Q2 2006 compared to Q2 2005 mainly due to the acquisition of Copernic. In Q2 2006 the amortization of intangible assets reflected the impact of the acquisition of Copernic.

Cash and cash equivalents at June 30, 2006 were $8,423,167, an increase of $74,518 compared with Q1 2006. This increase is mainly due to a reimbursement of $315,543 related to the Copernic business acquisition, positive effect of foreign exchange rate changes of $116,137 on cash and cash equivalents and cash used for operating activities from continuing operations of $290,158.

Guy Fauré, the Company’s President and CEO stated: “We continue to focus our efforts on strengthening the organization’s underpinnings to assure that we will successfully execute our strategic objectives. We have increased our Search Network and our software licensing/customization revenue streams over last year. We have had a decrease in revenues of our graphic ad business which was hit hard last year and has not recovered. At the same time, our gross margins have improved, we have reduced our costs, and have been closely managing our cash. During the second quarter we launched our private-label strategy for the Copernic Desktop Search application, a world class desktop search product providing large portals with a private branded desktop tool enabling them to increase their user retention, increase page views per user and increase web search revenues on a per user basis. In addition, we were able to complete the majority of the integration of the Copernic and Mamma teams, in particular the integration of the R&D functions under a common management structure.”

The unaudited financial statements for the second quarter ended June 30, 2006 will soon be available on SEDAR and EDGAR and on www.mammainc.com.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World “ World Class award” in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR FINANCIAL INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer
Mamma.com Inc.
Telephone Toll Free: (877) 289-4682 #118
Telephone Local: (514) 908-4318
Web site: www.mammainc.com

FOR OTHER INFORMATION PLEASE CONTACT:

Guy Fauré, President and Chief Executive Officer
Mamma.com Inc.
Telephone Toll Free: (877) 289-4682 #146
Telephone Local: (514) 908-4346
Web site: www.mammainc.com

Mamma.com
Condensed Consolidated Balance Sheets
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at June 30, 2006 $	As at December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	8,423,167	4,501,201
Temporary investments	--	4,013,312
Accounts receivable	1,365,088	2,623,940
Income taxes receivable	267,727	606,226
Prepaid expenses	668,184	295,288
Future income taxes	34,876	33,505
Assets of discontinued operations	--	9,694

	10,759,042	12,083,166
Future income taxes	14,034	13,483
Income tax credit	57,158	54,912
Investments	720,000	720,000
Property and equipment	568,044	598,758
Intangible assets	7,583,420	8,601,848
Goodwill	15,481,683	16,255,031

	35,183,381	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,667,535	2,690,943
Deferred revenue	238,177	249,953
Deferred rent	9,605	--
Income tax payable	8,100	8,062
Liabilities of discontinued operations	74,761	189,223

	1,998,178	3,138,181

Future income taxes	2,353,488	2,672,036

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares	95,298,234	95,298,234
Additional paid-in capital	5,515,147	5,249,902
Cumulative translation adjustment	561,137	370,369
Accumulated deficit	(70,542,803)	(68,401,524)

	30,831,715	32,516,981

	35,183,381	38,327,198

Mamma.com
Condensed Consolidated Statements of Operations
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended June 30		For the three months ended June 30
	2006 $	2005 $	2006 $	2005 $

Revenues	4,138,913	5,414,909	1,929,251	2,413,194
Cost of revenues	1,254,452	2,326,475	533,756	1,032,173

	2,884,461	3,088,434	1,395,495	1,381,021

Expenses
Marketing, sales and services	916,912	1,208,269	457,780	678,732
General and administration	2,074,656	3,439,393	1,130,185	1,828,834
Product development and technical support	1,308,601	635,148	631,452	337,942
Amortization of property and equipment	84,026	49,075	40,568	24,298
Amortization of intangible assets	1,050,557	96,389	524,933	49,519
Interest and other income	(196,119)	(311,158)	(105,595)	(160,387)
Loss (gain) on foreign exchange	135,227	276	145,625	(2,418)

	5,373,860	5,117,392	2,824,948	2,756,520

Loss from continuing operations before income taxes	(2,489,399)	(2,028,958)	(1,429,453)	(1,375,499)
Recovery of future income taxes	(318,548)	--	(159,274)	--

Loss from continuing operations	(2,170,851)	(2,028,958)	(1,270,179)	(1,375,499)
Results of discontinued operations	29,572	(1,361,117)	3,983	(1,123,754)

Net loss for the period	(2,141,279)	(3,390,075)	(1,266,196)	(2,499,253)

Basic and diluted loss per share from continuing operation	(0.15)	(0.17)	(0.09)	(0.11)
Basic and diluted loss per share from discontinued operation	0.00	(0.11)	(0.09)	0.00

Basic and diluted net loss per share	(0.15)	(0.28)	(0.09)	(0.20)

Weighted average number of shares outstanding – basic and diluted	14,340,864	12,261,346	14,340,864	12,259,681

Mamma.com
Condensed Consolidated Cash Flows
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended June 30		For the three months ended June 30
	2006 $	2005 $	2006 $	2005 $

Cash flows from

Operating activities
Loss from continuing operations	(2,170,851)	(2,028,958)	(1,270,179)	(1,375,499)
Adjustments for
Amortization of property and equipment	84,026	49,075	40,568	24,298
Amortization of intangible assets	1,050,557	96,389	524,933	49,519
Employee stock-based compensation	265,245	(17,859)	129,383	74,649
Future income taxes	(318,548)	--	(159,274)	--
Unrealized loss on foreign exchange	1,722	--	1,722	--
Net change in non-cash working capital items	706,380	(115,971)	442,689	(856,273)

Cash used for operating activities from
continuing operations	(381,469)	(2,017,324)	(290,158)	(2,083,306)
Cash used for operating activities from
discontinued operations	(75,196)	(445,100)	(24,067)	(294,687)

	(456,665)	(2,462,424)	(314,225)	(2,377,993)

Investing activities
Reimbursement related to Copernic business
acquisition	315,543	--	315,543	--
Purchase of property and equipment	(36,341)	(73,534)	(23,163)	(24,684)
Purchase of intangible assets	(24,643)	(42,195)	(19,774)	(32,717)
Net decrease in temporary investments	4,013,312	6,874,155	--	6,912,561

Cash from investing activities from continuing
operations	4,267,871	6,758,426	272,606	6,855,160

Financing activities
Redemption of common shares	--	(1,053,155)	--	(1,053,155)

Cash used for financing activities from
continuing operations	--	(1,053,155)	--	(1,053,155)

Effect of foreign exchange rate changes on
cash and cash equivalents	110,760	--	116,137	--

Net change in cash and cash equivalents during
the period	3,921,966	3,242,847	74,518	3,424,012
Cash and cash equivalents – Beginning of period	4,501,201	20,757,089	8,348,649	20,575,924

Cash and cash equivalents – End of period	8,423,167	23,999,936	8,423,167	23,999,936

Cash and cash equivalents comprise:
Cash	8,423,167	1,494,165	8,423,167	1,494,165
Short-term investments	--	22,505,771	--	22,505,771

	8,423,167	23,999,936	8,423,167	23,999,936